================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              -------------------
                                  FORM 10-SB/A
                                 AMENDMENT NO. 1
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        STEREO VISION ENTERTAINMENT, INC.
                 (Name of small business issuer in its charter)




           NEVADA                                                 95-4786792
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)



                             10 Universal City Plaza
                                   Suite 2000
                        Universal City, California 91608
                                 (818) 760-7007
                             -----------------------
          (Address and telephone number of principal executive offices)



           Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
       NONE                                                    N/A


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)

================================================================================

                             DESCRIPTION OF BUSINESS


GENERAL


         Stereo Vision Entertainment, Inc. (the "Company" or "Stereo Vision") was originally incorporated in the State of Arizona as Arizona Taxpros & Insurance Wholesalers, Inc. on December 14, 1993. The Company changed its name to Kestrel Equity Corporation ("Kestrel") on September 30, 1997. On July 20, 1999, the Company entered into an Acquisition Agreement and Plan of Reverse Merger with Stereo Vision Entertainment, Inc., a Nevada corporation ("SVE") (the "Merger"). Pursuant to the Merger, which was not actually consummated until December 30, 1999, SVE was merged with and into the Company. Each share of SVE common stock outstanding was exchanged for 120 shares of the Company's common stock, $.001 par value (the "Common Stock").

         On January 31, 2000, the Company changed its state of incorporation from Arizona to Nevada, and also changed its name to Stereo Vision Entertainment, Inc., through the merger of Kestrel with and into SVE Merger, Inc., a Nevada corporation ("Mergerco") (the "Reincorporation"). Mergerco was formed as a wholly-owned subsidiary of Kestrel for purposes of effecting the Reincorporation. The merger exchange ratio was one share of Mergerco's common stock, $.001 par value (the "Common Stock") for each one share of Kestrel common stock, $.001 par value, outstanding at the effective date of the Reincorporation.

         Since the time of its inception until the effective date of the Merger, the Company was a development stage company with no active business operations and no revenues. As such, the Company was considered a "shell" corporation with a principal purpose of locating and consummating a merger or an acquisition with a private entity. The business activities of Kestrel prior to the Merger encompassed administrative and organizational matters and identifying additional acquisition opportunities for operating companies and intellectual property assets in the global multi-media industries. Prior to the completion of the Merger, Kestrel acquired certain intellectual property assets from Mr. Don W. Johnston as is outlined and reflected in the financial statements included elsewhere in this registration statement. Upon the consummation of the Merger, the Company acquired all of the assets of SVE with the intent of continuing SVE's business and expanding into new areas of the entertainment industry. SVE was incorporated in the State of Nevada on May 5, 1999 for purposes of acquiring multi-media/entertainment industry assets and pursuing merger opportunities with an existing publicly traded company. Mr. Kallett, an officer and director of the Company, and Mr. Honour, a greater than 10% shareholder of the Company, both owned common stock in SVE representing an aggregate of 51% of the issued and outstanding capital stock of SVE. The operations and management of the merged companies have been integrated following the replacement of the Company's officers and directors with the officers and directors of Kestrel.

         The Company is a development stage company with no current sales and has realized operating losses of $1,101,192 for the six months ended December 31, 1999 and $144,977 for the period from inception to June 30, 1999. The Company anticipates generating operating revenues during its next fiscal year as it becomes operational in its music division.

         Christopher Condon, Don W. Johnston and Victoria Condon-Silliphant, the Company's creative advisors, have been entertainment and music industry innovators. Mr. Condon has over 50 years of experience in the motion picture technology and production business and Mr. Johnston has over 40 years of experience in the global music industry. These creative advisors are providing assistance to the Company with the creative elements of their business. Since 1968, the Company's key 3-D division creative advisors have been actively involved in technology development and the production, distribution and exhibition of high quality 35 mm and 70 mm three-dimensional ("3-D") films, featurettes, commercials and film shorts. By utilizing the expertise of the Company's creative advisors, the Company intends to implement a strategy to theatrically produce and distribute new and existing 3-D feature films and to produce and distribute a series of live action special events in 3-D via closed circuit television and Internet-based web-casts. The Company's production capabilities and expertise will also be extended to serve other ancillary entertainment and promotional markets. Additionally, relying on the over 40 years of experience of Mr. Johnston, the Company intends to establish an Internet-based music portal and record label site where it will distribute motion picture soundtracks from its future 3-D and independent films, as well as other original recordings that it either currently owns or anticipates acquiring and/or producing in the future.

BUSINESS - OVERVIEW

         Currently, management believes that the Company's core competency is in the content production of the multi-media entertainment industry. The Company also intends to acquire additional intellectual property assets. In utilizing the Company's existing assets, the Company's initial operating activities are anticipated to encompass the production, marketing and distribution of music content and the production, distribution, exhibition and technology development of stereoscopic 3-D films and related 3-D optics. Additionally, the Company will pursue the re-release of selected 3-D classic films. The Company intends to use traditional distribution channels for its content and, when available and if practical, alternative and complimentary distribution channels such as the Internet.

MUSIC DIVISION

         The Company's music division anticipates generating revenues during the third quarter of 2000. The Company is currently in discussion with a cable television network regarding the promotion and release of the Carl Perkins "Go Cat Go" record, a 17-song compilation which includes recordings by Jimi Hendrix, John Lennon, George Harrison, Paul McCartney, Bono, Willie Nelson, Paul Simon and Eric Clapton. In the opinion of the Company's management and its creative advisors, this compilation will generate initial sales of approximately two million units over the next 12 to 18 months. Net income generated by these sales is expected to be approximately four to seven dollars per record.

         The Company is also pursuing additional opportunities within the global music industry that may include producing well-known and new artists and acquiring royalty and publishing rights from established artists.

STEREO VISION ENTERTAINMENT PRODUCTION

         The film content production business is very capital intensive and the Company will need to raise and secure significant equity or debt financing to implement its production objectives. If the Company receives such financing, it anticipated producing and/or co-producing 3-D feature length theatrical productions. Financing for these productions, when possible, will be accomplished on an "off-balance sheet" basis, or through a major studio joint venture. Each production will be structured as a stand-alone limited liability company, thus diminishing the equity dilution impact in the Company. The Company intends to act as the executive producer of each film project.

SVX "TRU 3-D" THEATER NETWORK

         The Company plans to implement its proposed 3-D theater network with the goal of bringing "theme park quality 3-D" to the local multiplex within the next 18 months. Using a low-cost, efficient theater modification model, the Company will provide multiplex theater owners with a turn-key package at a no-cost or no-risk arrangement to the operator. Additionally, the multiplex owner will have the ability to continue to exhibit conventional two-dimensional movies in the converted theater if so desired.

         The Company will attempt to establish a branded or co-branded theater network with an initial opening of 500 theater locations in major markets, both domestically and in key foreign locations. Initially utilizing the Company's inventory of 800 projection units, the Company will expand its theater network. Management anticipates implementing 1,200 domestic locations and 900 foreign locations within the next three years. In addition to films produced and co-produced by the Company, the Company intends to generate revenues from the re-release of selected existing 3-D classics and the distribution of other marketable existing or newly produced 3-D films. The Company shall build and position its SVX "Tru 3-D" theater network for transition into the proposed digital projection systems which are anticipated to be installed in most theaters within the next three years.

3-D CONTENT INDUSTRY


         3-D entertainment markets are currently characterized by relatively short content (one hour or less), and explosive action in color, images, events or scenery. Prime 3-D markets include music videos, action television programming, nature documentaries, sports events, promotional material, merchandising tie-ins, and specialized films for location-based visual entertainment. The Company believes that with continued technological development the re-emergence of full-length 3-D movies may reappear in the near future.

         The visual entertainment market for the Company's 3-D technology and content encompasses three distinct entertainment industries - broadcast and cable television, video software and motion pictures. In addition, location-based entertainment theaters represent a profitable and rapidly growing market segment.

         The content production business is very capital intensive and the Company expects that it will require additional equity financing to complete the capitalization of its business plan. The Company can give no assurance that it will successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to finance its business plan would be significantly limited.


BROADCAST AND CABLE TELEVISION INDUSTRY

         Initial 3-D penetration of visual broadcast markets will be focused on sports events, music videos and special programming. As the mass television audience acquires 3-D viewers, the Company believes the scope of 3-D programming will expand. Syndicated 3-D programs, or even dedicated time slots or channels may be broadcast in 3-D and could facilitate widespread video software and motion picture opportunities.


         Household television penetration in the United States now exceeds 98% of total households, with nearly 100% being color television sets. Currently, the television population in the United States exceeds 217 million sets, with the average household having a television on for over seven hours each day. Because of the interest in 3-D productions shown at theme parks and movie theatres, the Company believes there is substantial opportunity for enhancing the television viewing experience with 3-D technology; provided, however, that technology can be developed that will permit a similar high-quality viewing experience.


VIDEO SOFTWARE INDUSTRY


         Over 75 million households in the United States have videocassette recorders. Currently, distribution of 3-D content to the home entertainment market is nearly non-existent. The distribution of video software is primarily controlled by specialty video stores, such as Blockbuster Entertainment. These video specialty stores generate over 80% of total revenue from video rentals.


MOTION PICTURE INDUSTRY


         The business of the motion picture industry may be broadly divided into two major segments: production, involving the development, financing and making of motion pictures, and distribution, involving the promotion and exploitation of completed motion pictures. The motion picture industry currently represents a smaller 3-D market than either television or video. The Company believes that this is in part due to the prohibitive cost associated with producing and exhibiting full-length 3-D feature films. However, the Company believes that it may become an important market for 3-D technology licensing. Much of the content of the video software industry originates from the motion picture industry. The Company believes that recent technological innovations will result in an increase in the number of 3-D feature films produced. As content suppliers adopt the 3-D format, the Company will attempt to actively negotiate licensing agreements with the motion picture industry.


LOCATION-BASED ENTERTAINMENT THEATERS

         The Company believes that there is an increasing worldwide demand for a variety of out-of-home entertainment options. The Company's goal is to become a provider of a complete line of services and products to support the design, development and operation of specialty format theater attractions. These products will include 3-D film-based software and projectors in the video simulation, large format and specialty venues attractions.

3-D ENTERTAINMENT PRODUCTS


         The Company intends to update its film distribution licenses with the owners of five 3-D feature films. Several of those films are considered to be classics with suitable financing for promotion and distribution. Management believes that the Company can achieve revenues within the next six months. This is due to renewed interest by the public in 3-D films currently being shown all over the world by IMAX Corp., Disney theme parks and others.


3-D MOTION PICTURE AND PHOTO OPTICAL PRODUCTS

         Traditional true stereo or 3-D production techniques have required the use of two cameras locked together to produce two strips of film, one for the right eye and one for the left eye. To project the film two projectors are also required along with a reflective screen surface for polarized viewing. Because two cameras and two projectors are required, as well as twice the film, the expense for both production and exhibition of traditional 3-D films is significantly greater than for standard two-dimensional ("2-D") formats.


         As a result of the Merger with SVE, the Company acquired rights and access to certain proprietary technology, that allow for high-quality 3-D production at a cost equivalent to 2-D formats. SVE had originally acquired these assets from the Condon Family Partnership for an aggregate purchase price of $6,787,400. Mr. Condon, a partner in the selling partnership, is a key creative advisor to the Company.


         This technology employs a dual element, single lens technology that can shoot 35mm or 70mm 3-D productions with one standard camera, as opposed to two synchronized cameras, and allows the films to be exhibited through a single projector. The system also allows for the production of 2-D and 3-D products simultaneously. To create the 3-D effect, the audience uses either polarized glasses or electronic glasses that separate the left and right eye images. The Company believes that this 3-D system offers consumers one of the most realistic 3-D experiences available today.

3-D PRODUCTIONS


         Also as a result of the Merger with SVE, the Company acquired the rights, and intends to begin production on five 3-D feature films: "Fantastic Invasion of Planet Earth," "Target New York," "The Creep," "The Stewardesses" and "Wild Ride." The Company also intends to provide production capability services to produce 3-D entertainment products to other independent organizations including independent production companies, major studios, theme parks, casinos and corporate markets such as advertising agencies.


EXHIBITION AND DISTRIBUTION NETWORK


         It is planned that theatrical releases of 3-D productions will be achieved using the Company's unique turnkey distribution solution. The Company currently owns over 800 3-D projection systems. Unlike other wide screen 3-D solutions, the exhibition of the Company's 3-D entertainment products will not require spending millions of dollars on the construction of specialized venues or on the purchase of specialized projection hardware to view "theme park" quality 3-D films. By using the Company's system, superior 3-D special effects can be achieved at a fraction of the costs of competing solutions.

         Management believes that the ownership of the proprietary 3-D equipment is important to the future success of the Company. Since the Company intends to produce new 3-D movies, it believes that it will be more profitable for the Company to rely on its own highly specialized equipment. To the best of management's knowledge, there is no other suitable source of this type of equipment. This equipment was developed by one of the Company's key creative advisors, Chris Condon. Until recently, this technology was patent protected. Although the patent has since expired, improvements to the technology are currently subject to trade secret protection.


MARKETING, DISTRIBUTION AND PROMOTIONS


         The Company's primary 3-D division function is to facilitate the production and distribution of its 3-D technology, as well as the establishment of new, innovative platforms for the presentation of 3-D media.


         The Company intends to market its 3-D technology by providing the industry with the necessary tools to allow for 3-D production and viewing within the current 2-D infrastructure. This will be accomplished by the following:

         (i) Producing and distributing 3-D content for the video, broadcast television and motion picture industries;

         (ii)     Establishing special theaters for showcasing 3-D content;
         (iii)    Creating a mass audience and mainstream distribution channel;
                  and
         (iv)     Licensing the technology to the entertainment industry.

         The Company also intends to include sponsorship opportunities for its own original productions, as well as for third parties. Sponsorship activities will include branding 3-D glasses for live events, and developing custom corporate 3-D images, campaigns and messages. The Company also intends to offer, and is capable of delivering, 3-D products in a full spectrum of 3-D formats which include film, video, DVD, the Internet and print.

ANCILLARY PRODUCTS, MERCHANDISING AND LICENSING

         In addition to servicing the proprietary and wholesale promotion industries, the Company intends to establish a website dedicated to the sale of 3-D related retail products. The website will offer 3-D viewers, slides, holograms, lenticular images and various types of 3-D glasses for viewing 3-D content on television or over the Internet.

3-D BROADCASTING

         The Company recognizes and has taken action to participate in other "new" opportunities and markets that can utilize its 3-D technologies. The Company plans to work with major live event productions to create original live 3-D content that will then be broadcast via satellite and Internet web casts. The Company believes that broadcasting live events in 3-D is an attractive means of adding value and perspective. The Company believes that it will have the ability to offer 3-D broadcast services in the near future.

MUSIC


         The Company intends to establish an Internet music portal/record label site to distribute both music property it owns, may produce or acquire and music sound tracks it may produce for its proposed 3-D and independent feature films. As part of its plan, prior to the Merger Kestrel acquired certain rights to music properties from Mr. Don W. Johnston for an aggregate purchase price of $4,000,000, including a 60% interest in the Carl Perkins' recording "Go Cat Go." This is the initial core asset of the Company that will allow it to become operational sooner than its 3-D division. Mr. Johnston is a creative advisor to the Company, as well as a beneficial owner of more than 10% of the Company's Common Stock. The price of this asset was determined by an independent appraiser who is a music industry expert.


BUSINESS EXPANSION; CAPITAL GROWTH


         The Company intends to position itself to evolve into a vertically integrated, diversified global media entertainment company. The Company intends to acquire a number of diversified entertainment companies or intellectual property assets that will allow for the pursuit of opportunities currently available in the global marketplace. The Company believes that synergism among its divisions will allow the Company to effectively compete for its incremental share of the global consumer's discretionary expenditures. The Company intends to finance its business expansion and acquisitions through the sale of equity securities. The Company can give no assurance that any offering of its securities will be successful. If the Company is unable to successfully raise equity financing or alternative financing the Company's ability to fund its business plan would be significantly limited.

         The ability of the Company to implement its business strategy depends upon its ability to successfully create, produce, and market entertainment content or ancillary products for traditional real-world distribution channels including, but not limited to, retailers, radio, television, theaters and home markets and newly emerging distribution channels such as the Internet. The size and quality of the Company's library of film software titles is a material factor in competing for sales of the Company's attractions and developing the Company's products and base of recurring revenue.

         The Company intends to produce and develop specialty films and videos for its library, as well as acquire additional music assets. While the Company may enter into participation, licensing or other financial arrangements with third parties in order to minimize its financial involvement in production, the

Company will be subject to substantial financial risks relating to the video software. The Company expects that it will typically be required to pay for the production of software during the production period prior to release but will most likely be unable to recoup these costs from revenues from exhibition licenses prior to 24 to 36 months following release.

         The Company anticipates generating revenues from several sources, including, production and distribution of new and existing 3-D and independent feature films, intellectual property music assets, and also providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet. When appropriate, the Company will attempt to acquire other assets and existing operating global multi-media entertainment companies with seasoned management teams.


MANAGEMENT OF GROWTH

         In order to maximize potential growth in the Company's market opportunities, the Company believes that it must expand rapidly and significantly upon its entrance into the marketplace. This impetus for expansion will place a significant strain on the Company's management, operational and financial resources. In order to manage growth, the Company must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. The Company cannot guarantee that it will effectively manage the rapid expansion of its operations, that its systems, procedures or controls will adequately support its operations or that the Company's management will successfully implement its business plan. If the Company cannot effectively manage its growth, its business, financial condition and results of operations could suffer a material adverse effect.

         The Company expects that it will require additional equity and/or credit financing prior to becoming cash self-sufficient. There can be no assurances that the Company will successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. The Company does not have any commitments for additional financing. The Company's ability to obtain additional capital depends on market conditions, the global economy and other factors outside its control. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to finance its expansion, develop or enhance products or services or respond to competitive pressures would be significantly limited. The Company's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial condition and results of operations.

GOVERNMENT REGULATION

         The Classification and Rating Administration of the Motion Picture Association of America, an industry trade association, assigns ratings for age-group suitability for motion pictures. The Company plans to submit its pictures for such ratings. Management's current policy is to produce motion pictures that qualify for a rating no more restrictive than "R."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


         The Company's success depends substantially upon its proprietary technology. This technology includes optical design formulas designed by Mr. Condon and protected by trade secret law. The type of glass, the exact spacing and curvatures of the primary dispersing optics and the method of controlling the exact assembly tolerances using custom-made laboratory testing equipment are integral parts of this technology which results in optical resolution exceeding 100 lines per million and is fully compatible with the latest 35mm Panavision and Arriflex motion picture cameras, as well as high definition video cameras. The 3-D projection optics are fully compatible with all 35-mm motion picture projectors and are designed for easy installation, even by semi-skilled personnel. In addition, Mr. Condon has designed and built a 3-D projection unit compatible with the latest Hughes digital video projectors. This technology will provide the Company with a competitive advantage because of the enhanced quality of the 3-D images produced as a result of the Company's trade secrets. The Company will rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements, to protect its proprietary rights. The Company's predecessor, SVE, maintained a policy of obtaining patent protection and, consequently, the Company currently has the following patent pending:


         PATENTS PENDING:  One-High Speed for Above and Below 3-D Cameras

         This technology entails the use of brighter optics for 3-D single camera cinematography, which allows for filming in lower light situations.

         The Company also has technology in development that has grown out of previously patented technology held by SVE and/or its predecessors. The Company is working on a 3-D camera optical system that has remote wireless convergence control so that it can be used on the Panaglide and Steadicam. The Company intends to apply for patent protection for this proprietary technology as well. The Company can give no assurance that such patents will be granted or that third parties will not claim infringement with respect to current or future technology developed by the Company.


         Distribution rights to motion pictures are also granted legal protection under the copyright laws of the United States and most foreign countries. These copyright laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, artwork, still photography and motion picture properties are each separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended.

COMPETITION


         The Company competes with a large array of diverse global media conglomerates, upstart "entertainment, information and commerce" companies, as well as with a number of smaller, independent production companies. Currently, no companies have established a substantial presence in the 3-D video software home market. The competitive environment in this market consists of limited suppliers of 3-D viewers and content (DVD, CD-ROM, videotape) kits such as V-REX, VIDMAX, and others. Conversely, competition in the special venue markets (theatrical) is much more developed. The Company's current and potential competitors include:

         o        IMAX, Iwerks, Showscan, Cinema Ride and New Visual
                  Entertainment
         o        Fox, Disney, Warner Bros., Universal and others
         o        Globcast, Vyvx and COMSAT World Systems
         o        Universal music, EMI, BMG and others

         A portion of these companies compete for motion picture projects and talent and are producing motion pictures that compete for exhibition time at theaters, on television, and on home video with pictures produced by the Company. Other companies compete in areas of satellite production and transmission services and music production, distribution and promotion. The Company's innovative 3-D technology combined with lower cost production and exhibition is anticipated to achieve favorable results in effectively competing and establishing itself in the marketplace. The Company also intends to use its core competencies in areas of music production and production services to diversify and compete in the global marketplace.


         Many of the Company's competitors have operating histories, larger customer bases and significantly greater financial, marketing and other resources. Certain of the Company's competitors have the financial resources to devote greater resources to marketing and promotional campaigns and devote substantially more resources to technology development. Increased competition may result in reduced operating margins.

EMPLOYEES


         As of February 17, 2000, the Company employed three full-time employees. The Company considers its employee relations to be satisfactory at present.


PLAN OF OPERATION

         The following discussion should be read in conjunction with the Company's audited financial statements.

         PLAN OF OPERATION - OVERVIEW

         The current plan of the Company incorporates operational resources that will make 3-D media a mainstream entertainment form. The Company plans to reach the mass market by aligning itself with already-established, branded products and titles for the production, promotion and distribution of 3-D products. The Company's management intends to aggressively evaluate and pursue production opportunities in order to increase the Company's content library and maintain a leadership position as the foremost provider of 3-D products. As a development stage company, the Company has minimal historical operations, no revenues and negative cash flows. In order to satisfy cash requirements for the Company's production and revenue goals, management must obtain working capital through either debt or equity financing.

         Financial characteristics of the film production industry include a relatively low cost of goods sold with substantial operating expenses. Operating expenses are primarily attributable to content production and are incurred in total prior to any income realized from the product. Once content is produced, however, it is an asset that may be distributed through multiple channels repeatedly over time. As a result of front-end production costs, the Company anticipates a net loss for fiscal 2000 and fiscal 2001.

         The entertainment industry is highly competitive in the production and distribution of film and music oriented content. Although there can be no assurances of any capital appreciation or sufficient revenues to produce quarterly dividends, the Company believes that due to expansion and diversification of programming, an opportunity exists for the introduction of a new mainstream entertainment format.

         RESULTS OF OPERATIONS

         There were no revenues from sales for the period from inception to December 31, 1999. The Company has sustained a net loss of approximately $1.1 million for the period ended December 31, 1999, which was due to general and administrative expenses incurred by the Company.

         LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 1999, the Company has $1,408 in the bank. Management at present foresees the need to raise about $500,000 in additional capital to fully enter into the operational phase of its business plan. Such funding may be accomplished through public financial markets, private offerings of equity or debt, and joint venture opportunities. The Company's stockholders, officers and/or directors have committed to advancing the operating costs of the Company interest free. There can be no assurance that the Company will be successful in raising additional equity financing, and, thus, be able to satisfy its cash requirements, which primarily consist of legal and accounting fees at the present time. The Company will not be able to operate if it does not obtain equity financing.



                             DESCRIPTION OF PROPERTY


         The Company's principal executive offices are located at 10 Universal City Plaza, Suite 2000, Universal City, California 91608 and consist of an executive suite arrangement and use of a conference room leased on a month-to-month basis. The monthly rent for the property is $350.00. The Company maintains a research and development office and storage warehouse facility at 3815 Burbank Blvd., Burbank, California 91505 that consists of approximately 1,000 square feet. This facility is also leased on a month-to-month basis for the monthly rent of $900. The Company also leases on a month-to-month basis various storage facilities for its equipment inventory that consists of approximately 1,500 square feet of additional space at a monthly rent of $1,500. The Company also shares office space with the Law Firm of Phillips, Haskett & Ingwalson in San Diego, California. The Company does not pay rent for the use of this space. The Company also rents housing in Studio City, California for office use and use by its out-of-town officers, directors and employees. The monthly rent paid for this corporate housing is $4,000. The Company is currently negotiating a three-year lease for a suite located at 10 Universal City Plaza that is adjacent to Universal Studios in Los Angeles. The suite encompasses approximately 3,4000 square feet of executive and administrative office space. The monthly lease obligation would be approximately $9,700.

                 DIRECTORS, EXECUTIVE OFFICERS AND KEY ADVISORS

MANAGEMENT

         The following table sets forth the names, ages, and positions of the executive management team of the Company:

Name                          Position                                     Age
----                          --------                                     ---


Dr. Dale A. Rorabaugh         Chairman of the Board                        55

Lance Putnam                  President and Director                       47

Lawrence P. Kallett           Executive Vice President, Secretary,         41
                              Treasurer and Director

DR. DALE A. RORABAUGH - CHAIRMAN OF THE BOARD. Dr. Rorabaugh has served as Chairman of the Board of Directors of the Company since January 2000. Since 1995, Dr. Rorabaugh has served as Chairman of the Board of Dicon, Inc., a technology-based company involved in the research and development for the use of microprocessor equipment in the optical industry. In 1999, Dr. Rorabaugh was also appointed as Chairman of the Board of VisionSite.com, an Internet vision care company and Lumalite, a technology-based company involved in the design and implementation of curing lights for the dental and medical industry. Dr. Rorabaugh earned a Bachelor of Science in Physiological Optics and a Doctor of Optometry degree from the University of California, Berkeley.

LAWRENCE P. KALLETT - EXECUTIVE VICE PRESIDENT, SECRETARY, TREASURER AND DIRECTOR. Mr. Kallett has served as Executive Vice President, Secretary, Treasurer and Director of the Company since January 2000. From 1994 to 1998, Mr. Kallett served as Vice President of Hidden Port Inc., a real estate investment and development company based in Baja California, Mexico.

LANCE PUTNAM - PRESIDENT AND DIRECTOR. Mr. Putnam has served as President and Director of the Company since January 2000. From 1995 to 1999, Mr. Putnam served as President of L. Putnam Investments, a personal investment company. Prior thereto, Mr. Putnam served as President of Isla de Uni, Inc., an export company based in Mexico, from 1994 to 1998. Mr. Putnam obtained a B.A. in Political Science from the University of California, Santa Barbara. He also studied Economics and International Business at the Universidad de Catolica in Santiago, Chile.


SIGNIFICANT EMPLOYEES AND KEY CONSULTANTS

         The Company's current key creative advisors are as follows:

DON W. JOHNSTON. Mr. Johnston has served as a creative advisor to the Company since October 1999. Since 1995, Mr. Johnston has served as president and director of Bob Johnston Productions.

CHRIS CONDON. Mr. Condon has served as a creative advisor to the Company since May 1999. Although Mr. Condon has been retired since 1992, he continues to provide consulting services to various companies regarding 3-D exhibition and promotion. From 1974 to 1992, he served as chief executive officer of Stereo Vision International. Mr. Condon graduated, with honors, from the United States Army Air Force College Training Detachment.

VICTORIA CONDON-SILLIPHANT. Ms. Condon has served as a creative advisor to the Company since May 1999. From 1985 until the present, she has been employed by Stereo Visions Systems, a manufacturer of a proprietary line of plastic frames. From 1975 to 1985, Ms. Condon served as an operations manager of Sierra Pacific Airlines. Ms. Condon has also served as a consultant to theater operators regarding 3-D exhibition and promotion. Ms. Condon has attended the California Institute of the Arts and the Los Angeles Trade Technical College.

DEPENDENCE ON KEY MANAGEMENT

         The Company's performance depends substantially on the continued services and performance of its senior management and other key personnel. The Company's performance also depends on its ability to retain and motivate its other qualified officers and key employees.


                     REMUNERATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation of the named executive officers for each of the Company's last three (3) fiscal years ended December 31.


                           SUMMARY COMPENSATION TABLE

                                                                          FISCAL
NAME AND PRINCIPAL POSITION(1)                                            YEAR      SALARY
------------------------------                                            ----      ------

Frederick C. Phillips (2)
     Kestrel Equity Corporation                                           1999      $0
     Stereo Vision Entertainment, Inc.                                    1999      $0

Jennifer Worden, President and Director (3)                               1999      $0
                                                                          1998      $0
                                                                          1997      $0

Daniel L. Hodges, President, Secretary, Treasurer and Director(4)         1997      $0

John C. Stevenson, President and Director(5)                              1997      $0
                                                                          1996      $0


----------


(1) Stereo Vision Entertainment, Inc. was incorporated in the State of Nevada on May 5, 1999.
(2) Mr. Phillips resigned as President and Director of the Company and Kestrel in January 2000.
(3)  Ms. Worden resigned as President and Director of Kestrel in May 1999.
(4) Mr. Hodges resigned as President of Kestrel in October 1997 and resigned as Secretary, Treasurer and Director of the Company in May 1999.
(5)  Mr. Stevenson resigned as President and Director of Kestrel in August 1997.



DIRECTOR COMPENSATION

         Directors of the Company do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors or management committees.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         The following table sets forth information as of the date hereof with respect to the beneficial ownership of the Company's voting securities by (i) each person known by the Company to own beneficially 5% or more of its voting securities, (ii) each director and officer, or nominee for director or officer, of the Company, and (iii) all directors and officers, and nominees for director or officer, as a group. Unless otherwise indicated, each person listed has sole voting and investment power over the shares beneficially owned by him or her. Unless otherwise indicated, the address of each named beneficial owner is the same as that of the Company's principal executive offices located at 11166 Burbank Blvd., North Hollywood, California 91601.


                                                     SHARES BENEFICIALLY        PERCENTAGE BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                        OWNED                     OWNED (1)
------------------------------------                 --------------------       -----------------------
Dale A. Rorabaugh                                         218,400                        4.2%
Lance Putnam                                                  0                           *
Lawrence P. Kallett                                       849,149                       16.3%
John Honour                                               2,502,851                     48.1%
Don W. Johnston                                           1,000,000                     19.2%
All Directors and Officers as a Group (3 Persons)         1,067,549                     20.5%



----------
*    Represents less than one percent (1%) of the outstanding shares of Common
     Stock.
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock that each named person and group has the right to acquire within 60 days from the date hereof pursuant to options, warrants, conversion privileges or other rights, are deemed outstanding for purposes of computing shares beneficially owned by and the percentage ownership of each such person and group. However, such shares are not deemed outstanding for purposes of computing the shares beneficially owned by or percentage ownership of any other person or group.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS


         On September 25, 1999, pursuant to the terms of an asset exchange agreement, the Company acquired certain assets from John Honour, a principal shareholder of the Company. The assets consisted of 400,000 freely-trading shares of New Visual Entertainment Inc. common stock. Pursuant to the terms of the asset exchange agreement, the Company issued a convertible promissory note in the aggregate principal amount of Four Hundred Thousand Dollars ($400,000) in exchange for the assets (the "Note"). The Note is convertible into Two Hundred Thousand (200,000) shares of Company Common Stock at an agreed value of $2.00 per share.

         On October 26, 1999, pursuant to the terms of an asset purchase agreement, the Company acquired certain assets from Don W. Johnston, a principal shareholder of and key creative advisor to the Company. The assets consisted of rights to certain music properties, including a 60% interest in the Carl Perkins recording "Go Cat Go" and a 17-song compilation. Pursuant to the terms of the asset purchase agreement, the Company issued a convertible promissory note in the aggregate principal amount of $4,000,000. This note was converted into 1,000,000 shares of the Company's Common Stock at an agreed value of $4.00 per share.

         In the opinion of the disinterested members of the Company's board of directors, the above transactions were fair and were made upon terms that were no less favorable to the Company than would have been obtained if negotiated with unaffiliated third parties.

                            DESCRIPTION OF SECURITIES

COMMON STOCK


         The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and payment of any preferred liquidation rights. As of February 17, 2000, there were approximately 5,200,000 shares of Common Stock issued and outstanding.



RESTRICTED STOCK

         Of the 5,200,000 shares of Common Stock outstanding, approximately 4,670,000 shares are deemed to be restricted securities under Rule 144 under the Securities Act of 1933, as amended. In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted shares for at least one (1) year is entitled to sell within any three-month period, a number of shares that does not exceed one percent (1%) of the then outstanding shares of Common Stock, which will equal 52,000 shares as of the date hereof. Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice requirements.


TRANSFER AGENT

         The Company's transfer agent is Holladay Stock Transfer, Inc. located at 2939 North 67th Place, Scottsdale, Arizona 85251.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


         Prior to December 2, 1999, there was no trading market for Company's Common Stock. As of December 2, 1999, the Company's Common Stock has been traded on the "pink sheets" under the trading symbol "SVED." For the period from December 2, 1999 through February 17, 2000, the price for the Common Stock has ranged from $5.00 to $5.95 per share. There has been no solicitation of the sale or purchase of the Common Stock and currently no market maker quotes a price for the Company's Common Stock.


         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 2.  LEGAL PROCEEDINGS.

         As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following provides information concerning all sales of securities within the last three (3) years that were not registered under the Securities Act of 1933, as amended:


1. On August 15, 1997, in consideration for services rendered, Kestrel issued an aggregate of 830,000 shares of restricted Common Stock to the directors of the Company at an agreed value of $0.001 per share.

2. On July 20, 1999, pursuant to the terms of an acquisition agreement and plan of reverse merger, Kestrel issued an aggregate of 3,000,000 shares of restricted Common Stock to the shareholders of SVE at an agreed value of approximately $1.30 per share.

3. On September 25, 1999, pursuant to the terms of an asset exchange agreement, Kestrel issued a convertible promissory note to John Honour in the aggregate principal amount of $400,000 ("Note"). The Note was convertible into 200,000 shares of restricted Common Stock at an agreed value of $2.00 per share and has since been converted by Mr. Honour.

4. On October 26, 1999, pursuant to the terms of an asset purchase agreement, Kestrel issued a convertible promissory note to Don W. Johnston in the aggregate principal amount of $4,000,000 (the "Johnston Note"). The Johnston Note was convertible into 1,000,000 shares of restricted Common Stock at an agreed value of $4.00 per share and has since been converted by Mr. Johnston.

         No underwriter was involved in any of the above issuances of securities. All of the above securities were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act (including, in certain instances Regulation D promulgated thereunder) on the basis that they were issued under circumstances not involving a public offering. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act because all such individuals were believed to be sophisticated and given sufficient access to all information regarding the Company, Kestrel, and/ or their predecessors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         The Articles of Incorporation of the Company provide as follows:


         "SEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

         EIGHTH: The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

         The Bylaws of the Company provide as follows:

                                   "ARTICLE X
                                 INDEMNIFICATION

         Section 10.1      INDEMNIFICATION AND INSURANCE

                  (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the NRS, as the same exists or may hereafter be amended, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred in this Section 10.1 shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the NRS requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 10.1 or otherwise.

                  (b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section 10.1 is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending an proceeding in advance of its final disposition where the required undertaking, if any, is required, or has been tendered to the Company that the claimant has not met the standard of conduct which make it permissible under the NRS for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NRS, nor an actual determination by the Company (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

                  (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 10.1 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, by law, agreement, vote of stockholder or disinterested directors or otherwise.

                  (d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the NRS.

                  (e) Witness. To the extent that any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise is by reason of such position a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her on his or her behalf in connection therewith."

                                    PART F/S

                              FINANCIAL STATEMENTS

                        STEREO VISION ENTERTAINMENT, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                                DECEMBER 31, 1999

                                       AND

                                  JUNE 30, 1999

                                    CONTENTS


                                                                           Page
                                                                           ----

Independent Auditor's Report...............................................F - 1

Balance Sheets
  December 31, 1999 and June 30, 1999 .....................................F - 2

Statements of Operations for the
   Six Months Ended December 31, 1999 and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 3

Statement of Stockholders' Equity for the
   Six Months Ended December 31, 1999 and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 4

Statements of Cash Flows for the
   Six Months Ended December 31, 1999 and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 5

Notes to Financial Statements..............................................F - 7

                          INDEPENDENT AUDITOR'S REPORT


Stereo Vision Entertainment, Inc.
(A Development Stage Company)


         We have audited the accompanying balance sheet of Stereo Vision Entertainment, Inc. (a development stage company) as of December 31, 1999 and June 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the six months ended December 31, 1999 and the period May 5, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stereo Vision Entertainment, Inc. (a development stage company) as of December 31, 1999 and June 30, 1999 and the results of its operations and its cash flows for the six months ended December 31, 1999 and the period May 5,1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

                                                    Respectfully submitted



                                                    \s\ Robison, Hill & Co.
                                                    -----------------------
                                                    Certified Public Accountants


Salt Lake City, Utah
March 11, 2000


                                  STEREO VISION ENTERTAINMENT, INC.
                                  ---------------------------------
                                    (A Development Stage Company)
                                    -----------------------------
                                           BALANCE SHEETS
                                           --------------


                                                            December 31,          June 30,
                                                                1999                1999
                                                        ------------------- -------------------
Current Assets:
   Cash                                                 $            1,408  $            7,493
   Trading Investments                                             136,001                   -
                                                        ------------------- -------------------
       Total Current Assets                                        137,409               7,493
                                                        ------------------- -------------------
Fixed Assets:
   Office Equipment                                                 13,745              13,745
   3-D Production and Exhibition Equipment                       3,306,900                   -
   Less Accumulated Depreciation                                   (56,718)               (229)
                                                        ------------------- -------------------
       Net Fixed Assets                                          3,263,927              13,516
                                                        ------------------- -------------------
Intangible and Other Assets:
   Investments 3-D Projects                                        350,000                   -
   Intellectual Property                                           100,000                   -
   Music Master Recording                                        4,000,000                   -
   Licensing & Distribution Rights                                 255,000                   -
   Less Accumulated Amortization                                   (72,583)                  -
                                                        ------------------- -------------------
       Net Intangible and Other Assets                           4,632,417
                                                        ------------------- -------------------

Total Assets:                                           $        8,033,753  $           21,009
                                                        =================== ===================

Liabilities
   Accounts Payable                                     $           49,103  $           96,268
   Accrued Expenses                                                 11,530               3,718
   Loans from Shareholders                                         565,455                   -
   Short-term Notes Payable                                         49,000              61,000
                                                        ------------------  ------------------
      Total Current Liabilities                                    675,088             160,986
                                                        ------------------  ------------------
Stockholders' Equity:
  Common Stock, $.001 Par value
    Authorized 100,000,000 shares,
    Issued 5,550,000 shares at December 31,
    1999 and 1,530,000 shares at June 30, 1999                       5,550               1,530
  Additional Paid in Capital                                     8,599,284               3,470
  Deficit Accumulated During the
    Development Stage                                           (1,246,169)           (144,977)
                                                        ------------------- -------------------
     Total Stockholders' Equity                                  7,358,665            (139,977)
                                                        ------------------- -------------------
     Total Liabilities and
       Stockholders' Equity                             $        8,033,753  $           21,009
                                                        =================== ===================

   The accompanying notes are an integral part of these financial statements.


                                         STEREO VISION ENTERTAINMENT, INC.
                                         ---------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                             STATEMENTS OF OPERATIONS
                                             ------------------------


                                                                                                   (Unaudited)
                                                                                                    Cumulative
                                                                              For the Period          since
                                                           For the Six         May 5, 1999          inception
                                                           Months Ended       (Inception) to            of
                                                           December 31,          June 30,          development
                                                               1999                1999               stage
                                                        ------------------- ------------------- -------------------
Revenues:                                               $                -  $                -  $                -

Research & Development                                             (11,000)                  -             (11,000)
General & Administrative
   Expenses                                                     (1,082,357)           (141,259)         (1,223,616)
Other Income (Expense)
   Interest                                                         (7,812)             (3,718)            (11,530)
   Unrealized Loss on Trading Investments                              (23)                  -                 (23)
                                                        ------------------- ------------------- -------------------

     Net Loss                                           $       (1,101,192) $         (144,977) $       (1,246,169)
                                                        =================== =================== ===================

Basic & Diluted loss per share                          $            (0.41) $            (0.09)
                                                        =================== ===================


                  The accompanying notes are an integral part of these financial statements.

                                                     F - 3

                                         STEREO VISION ENTERTAINMENT, INC.
                                         ---------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                         STATEMENT OF STOCKHOLDERS' EQUITY
                                         ---------------------------------


                                                                                                     Deficit
                                                                                                   Accumulated
                                                        Common Stock             Additional          During
                                                ----------------------------      Paid in          Development
                                                    Shares         Value          Capital             Stage
                                                --------------- ------------- ----------------- ------------------
May 5, 1999 Issuance of Stock
  for services and payment of
  accounts payable                                   1,530,000  $      1,530  $          3,470  $               -

Net Loss                                                     -             -                             (144,977)
                                                --------------- ------------- ----------------- ------------------

Balance at June 30, 1999                             1,530,000         1,530             3,470           (144,977)

December 2, 1999 Issuance of Stock in
   exchange for Assets                               1,470,000         1,470         4,010,430                  -

December 3, 1999 Issuance of Stock
   in connection with merger with
   Kestrel Equity Corporation                        2,200,000         2,200         3,885,734                  -

December 31, 1999 Issuance of Stock
   for services                                        350,000           350           699,650                  -

Net Loss                                                     -             -                 -         (1,101,192)
                                                --------------- ------------- ----------------- ------------------

Balance at December 31, 1999                         5,550,000  $      5,550  $      8,499,284  $      (1,246,169)
                                                =============== ============= ================= ==================


                    The accompanying notes are an integral part of these financial statements.

                                                       F - 4

                                         STEREO VISION ENTERTAINMENT, INC.
                                         ---------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                             STATEMENTS OF CASH FLOWS
                                             ------------------------
                                                                                                      Cumulative
                                                                                For the Period          Since
                                                              For the Six        May 5, 1999          Inception
                                                             Months Ended       (inception) to            of
                                                             December 31,          June 30,          Development
                                                                 1999                1999               Stage
                                                          ------------------ ------------------- -------------------
CASH FLOWS FROM OPERATING
-------------------------
ACTIVITIES:
-----------
Net Loss                                                  $      (1,101,192) $         (144,977) $       (1,246,169)
Adjustments to reconcile net loss to net
cash used in operating activities:
   Depreciation and amortization                                    129,072                 229             129,301
   Issuance of common stock for expenses                            700,000               5,000             705,000
   Unrealized loss on trading investments                                23                                      23
   Cash acquired in merger                                              332                                     332
Change in operating assets and liabilities:
   Accounts Payable                                                  96,936              96,268             149,788
   Accrued Expenses                                                   7,812               3,718              11,530
                                                          ------------------ ------------------- -------------------
  Net Cash Used in operating activities                            (167,017)            (39,762)           (250,195)
                                                          ------------------ ------------------- -------------------

CASH FLOWS FROM INVESTING
-------------------------
ACTIVITIES:
-----------
   Purchase of equipment                                                  -             (13,745)            (13,745)
   Proceeds from sale of investments                                 16,977                   -              16,977
                                                          ------------------ ------------------- -------------------
Net cash used in investing activities                                16,977             (13,745)              3,232
                                                          ------------------ ------------------- -------------------

CASH FLOWS FROM FINANCING
-------------------------
ACTIVITIES:
-----------
Proceeds from loans from shareholders                               207,371                   -             207,371
Payments of principal on notes payable                              (20,000)                  -             (20,000)
Proceeds from issuance
   of short-term notes                                                    -              61,000              61,000
                                                          ------------------ ------------------- -------------------
Net Cash Provided by
   Financing Activities                                             143,955              61,000             248,371
                                                          ------------------ ------------------- -------------------
Net (Decrease) Increase in
  Cash and Cash Equivalents                                          (6,085)              7,493               1,408
Cash and Cash Equivalents
  at Beginning of Period                                              7,493                   -                   -
                                                          ------------------ ------------------- -------------------

   Accounts Payable                                                  96,936              96,268             149,788
                                                          ------------------ ------------------- -------------------
Cash and Cash Equivalents
  at End of Period                                        $           1,408  $            7,493  $            1,408
                                                          ================== =================== ===================


                    The accompanying notes are an integral part of these financial statements.

                                                       F - 5

                                         STEREO VISION ENTERTAINMENT, INC.
                                         ---------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                       STATEMENTS OF CASH FLOWS (Continued)
                                       ------------------------------------

                                                                                                     Cumulative
                                                                               For the Period          Since
                                                             For the Six        May 5, 1999          Inception
                                                            Months Ended       (inception) to            of
                                                            December 31,          June 30,          Development
                                                                1999                1999               Stage
                                                          -----------------  ------------------  ------------------
SUPPLEMENTAL DISCLOSURE OF CASH
-------------------------------
FLOW INFORMATION:
-----------------
Cash paid during the year for:
  Interest                                                $              -   $               -   $               -
                                                          -----------------  ------------------  ------------------
  Income taxes                                            $              -   $               -   $               -
                                                          -----------------  ------------------  ------------------

SUPPLEMENTAL DISCLOSURE OF NON-
-------------------------------
CASH INVESTING AND FINANCING
----------------------------
ACTIVITIES:
-----------

On December 2, 1999 the Company issued 1,470,000 shares of common stock in exchange for $350,000 investment in 3-D projects, $255,000 licensing and distribution rights, $3,306,900 3-D projection units and lenses, and $100,000 patent pending.

On December 3, 1999 in a reverse merger the Company acquired $332 cash, $153,001trading investments, $4,000,000 60% of master recordings to Go Cat Go, $100,686 reduction in accounts payable, and $366,084 notes payable in exchange for 2,200,000 shares of common stock.


   The accompanying notes are an integral part of these financial statements.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

         This summary of accounting policies for Stereo Vision Entertainment, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
--------------------------------------

         The Company was incorporated under the laws of the State of Nevada on May 5, 1999. The Company as of December 31, 1999 is in the development stage, and has not commenced planned principal operations.

Nature of Business
------------------

         The Company intends to position itself to evolve into a vertically integrated, diversified global media entertainment company. The Company intends to acquire a number of diversified entertainment companies that will allow for the pursuit of opportunities currently available in the global marketplace.

         The Company anticipates generating revenues from several sources, including, production of new and existing 3-D feature films and providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet as well as expanding into other areas of the entertainment industry .

Cash and Cash Equivalents
-------------------------

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates
--------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
             FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
             -------------------------------------------------------
                                   (Continued)
                                   -----------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------
(Continued)
-----------

Property and Equipment
----------------------

         Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis from 3 to 5 years.

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their useful lives.

Loss per Share
--------------

         The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                                                                                     Per-Share
                                                              Income              Shares               Amount
                                                              ------              ------               ------
                                                           (Numerator)         (Denominator)

                              For the Six Months ended December 31, 1999 (Unaudited)
                              ------------------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $      (1,101,192)           2,662,934   $           (0.41)
                                                        ==================  ===================  ==================

                                  Period May 5, 1999 (inception) to June 30, 1999
                                  -----------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $        (144,977)           1,530,000   $           (0.09)
                                                        ==================  ===================  ==================

         The effect of outstanding common stock equivalents would be anti-dilutive for December 31, 1999 and June 30, 1999 and are thus not considered.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
             FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
             -------------------------------------------------------
                                   (Continued)
                                   -----------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------
(Continued)
-----------

Intangible Assets
-----------------

         Intangible assets are valued at cost and are being amortized on the straight-line basis over a period of five years. The initial valuation of licensing and distribution rights for both the 3-D and music products were derived from what Management believes to be arms length negotiation.

         The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such assets might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of intangible asset exceeds its fair value.


NOTE 2 - INCOME TAXES
---------------------

         As of December 31, 1999, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,276,000 that may be offset against future taxable income through 2014. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 3 - DEVELOPMENT STAGE COMPANY
----------------------------------

         The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS
--------------------

         As of December 31, 1999 some of the activities of the Company have been conducted by corporate officers from shared office space with the Law Firm of Phillips, Haskett & Ingwalson in San Diego, California. The Company does not pay rent or the use of this space. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
             FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
             -------------------------------------------------------
                                   (Continued)
                                   -----------


NOTE 5 - COMMON STOCK TRANSACTIONS
----------------------------------

         The Company was initially incorporated to allow for the issuance of up to 25,000 shares of no par value common stock. As a result of the merger with Kestrel Equity Corporation the authorized number of shares is 100,000,000 with a par value of $.001.

         On December 3, 1999 the Board of Directors authorized 120 to1 stock split. As a result of the split, 1,517,250 shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1999 have been restated to reflect the stock split.

         At inception, the Company issued 1,530,000 shares of common stock to its officers and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at approximately $0.003 per share or an aggregate approximate $5,000.

         On December 3, 1999 the Company issued 1,470,000 common shares for the acquisition of 3-D projects, equipment, licensing and distribution rights valued $4,011,900 or approximately $2.73 per share.

         On December 3, 1999 the Company entered into an acquisition agreement and plan of reverse merger with Kestrel Equity Corporation. By virtue of the merger, the Company issued 2,200,000 shares of common stock of the surviving corporation and acquired assets valued at $3,887,934 or $1.77 per share.

         On December 31, 1999 the Company issued 350,000 shares to various employees and consultants for services rendered valued at $2.00 per share.

NOTE 6 - SHORT-TERM NOTES PAYABLE
---------------------------------

         Short-Term Notes on December 31, 1999 and June 30, 1999 in the Amounts of $49,000 and $61,000 respectively, are due on demand with interest at 10%.

NOTE 7 - LOANS FROM SHAREHOLDERS
--------------------------------

         The loans are payable to various shareholders, are unsecured with interest at 10% and have no fixed terms of repayment.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
             FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
             -------------------------------------------------------
                                   (Continued)
                                   -----------


NOTE 7 - RENT EXPENSE
---------------------

         The Company has entered into lease agreements for various office, storage and warehouse facilities. The rental agreements are on a month to month basis with total rent of $6,750 per month. For the six months ended December 31, 1999 and the period May 5, 1999 (inception) to June 30, 1999 the rental payments were $13,500 and $3,630 respectively. The Company is currently negotiating a three-year lease for a suite in Universal City Plaza that is adjacent to Universal Studios in Los Angeles. The monthly lease obligation would be approximately $9,700.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

2.1 Acquisition Agreement and Plan of Reverse Merger by and between Stereo Vision Entertainment, Inc. and Kestrel Equity Corporation dated December 3, 1999. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

2.2 Agreement and Plan of Merger by and between Kestrel Equity Corporation and SVE Merger, Inc. dated January 10, 2000.

3.1 Articles of Incorporation of Kestrel Equity Corporation filed with the State of Arizona on December 14, 1993. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.2 Articles of Amendment of Articles of Incorporation of Kestrel Equity Corporation filed with the State of Arizona on June 18, 1997. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.3 Articles of Amendment of Articles of Incorporation of Kestrel Equity Corporation filed with the State of Arizona on September 30, 1997. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.4 Bylaws of the Kestrel Equity Corporation. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.5 Articles of Incorporation of SVE Merger, Inc. filed with the State of Nevada on December 23, 1999.

3.6      Bylaws of SVE Merger, Inc.

4.1 Specimen Stock Certificate of Kestrel Equity Corporation. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

4.2      Specimen Stock Certificate of SVE Merger, Inc.

10.1 Stock Purchase Agreement by and between Kestrel Equity Corporation and John Honour, dated September 25, 1999.

*10.2 Asset Purchase Agreement by and between Kestrel Equity Corporation and Don W. Johnston, dated October 26, 1999.


27.1     Financial Data Schedule.

------------------

*        To be filed by amendment

ITEM 2.  DESCRIPTION OF EXHIBITS

Inapplicable.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                                  (Registrant)


Date: April 20, 2000



By:/s/ Lance Putnam
-------------------
Name: Lance Putnam
Title: President and Director